SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 May 2022
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 12 May 2022 re: Result of AGM

12 May 2022

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today, Lloyds Banking Group plc (the "Company") announces that all resolutions put to shareholders at the meeting were passed by the requisite majorities. Resolutions 1 to 18 (inclusive) were passed as ordinary resolutions. Resolutions 19 to 24 (inclusive) were passed as special resolutions. A poll was held on each of the resolutions proposed. The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Total Votes Validly Cast	Total Votes Cast as a % of the Ordinary Shares in Issue	Votes Withheld
1.	Receive the report and accounts for the year ended 31 December 2021	44,489,826,013	99.97	13,124,412	0.03	44,502,950,425	64.08%	163,929,200
2.	Election of Ms H Mehta	42,679,074,026	96.55	1,526,118,513	3.45	44,205,192,539	63.65%	461,408,580
3.	Election of Mr C A Nunn	44,446,739,453	99.60	178,595,142	0.40	44,625,334,595	64.26%	41,485,854
4.	Re-election of Mr R F Budenberg	42,557,827,339	95.75	1,887,280,081	4.25	44,445,107,420	64.00%	221,606,947
5.	Re-election of Mr W L D Chalmers	44,021,312,867	98.65	604,451,363	1.35	44,625,764,230	64.26%	40,907,592
6.	Re-election of Mr A P Dickinson	44,396,388,893	99.49	228,650,918	0.51	44,625,039,811	64.26%	41,568,516
7.	Re-election of Ms S C Legg	44,440,992,370	99.59	184,736,463	0.41	44,625,728,833	64.26%	40,895,482
8.	Re-election of Lord Lupton	44,424,470,749	99.55	200,139,304	0.45	44,624,610,053	64.26%	42,080,926
9.	Re-election of Ms A F Mackenzie	44,441,576,917	99.59	183,875,179	0.41	44,625,452,096	64.26%	41,180,917
10.	Re-election of Ms C M Woods	44,441,173,490	99.59	183,961,935	0.41	44,625,135,425	64.26%	41,176,072
11.	Approval of the directors' remuneration report	42,141,827,602	96.07	1,723,549,390	3.93	43,865,376,992	63.17%	801,921,620
12.	Approval of a final dividend of 1.33 pence per ordinary share	44,626,273,712	99.97	15,562,423	0.03	44,641,836,135	64.28%	26,646,626
13.	Re-appointment of the auditor	44,567,182,226	99.85	67,473,360	0.15	44,634,655,586	64.27%	32,554,855
14.	Authority to set the remuneration of the auditor	44,566,553,055	99.92	35,636,915	0.08	44,602,189,970	64.23%	64,554,395
15.	Authority to continue to operate the Lloyds Banking Group Share Incentive Plan	43,952,820,702	98.50	667,668,792	1.50	44,620,489,494	64.25%	46,590,385
16.	Authority for the Company and its subsidiaries to make political donations or incur political expenditure	43,118,721,808	96.58	1,526,048,441	3.42	44,644,770,249	64.29%	22,694,955
17.	Directors' authority to allot shares	41,790,170,341	93.63	2,841,926,082	6.37	44,632,096,423	64.27%	34,601,578
18.	Directors' authority to allot shares in relation to the issue of Regulatory Capital Convertible Instruments	43,801,188,711	98.17	816,529,534	1.83	44,617,718,245	64.25%	49,149,339
19.	Limited disapplication of pre-emption rights (ordinary shares)	43,942,204,037	98.50	669,308,541	1.50	44,611,512,578	64.24%	55,212,010
20.	Limited disapplication of pre-emption rights in the event of financing an acquisition transaction or other capital investment	42,822,618,963	95.99	1,788,152,127	4.01	44,610,771,090	64.24%	56,068,023
21.	Limited disapplication of pre-emption rights in relation to the issue of Regulatory Capital Convertible Instruments	43,337,756,120	97.15	1,271,845,082	2.85	44,609,601,202	64.24%	57,076,111
22.	Authority to purchase own ordinary shares	43,934,510,487	98.46	686,976,512	1.54	44,621,486,999	64.25%	43,415,897
23.	Authority to purchase own preference shares	44,229,925,104	99.13	386,470,267	0.87	44,616,395,371	64.25%	48,364,942
24.	Notice period for general meetings	41,973,380,355	94.05	2,655,902,499	5.95	44,629,282,854	64.27%	34,965,080

Notes

For all resolutions, as at 6.30 pm on Tuesday 10 May 2022 (the time at which shareholders who wanted to attend, speak and vote at the meeting were required to have their details entered in the register of members), there were 69,445,479,613 ordinary shares in issue.

Ordinary shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

In accordance with the Listing Rule 9.6.2, copies of the resolutions will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

-END-

For further information:

Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com	+44 (0) 20 7356 1571
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 12 May 2022